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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 45012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Register Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 1700
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Register (404) 364-2180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Register Financial Associates, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIMEE B. Van FOSSAN
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Comm. Expires April 28, 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail
Mail Processing
Section

FEB 2 4 2010

Washington, DC
109

REGISTER FINANCIAL ASSOCIATES, INC.
Financial Statements
For the Years Ended
December 31, 2009 and 2008
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Register Financial Associates, Inc.:

We have audited the accompanying statements of financial condition of Register Financial Associates, Inc., fka Register & Akers Investments, Inc., as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register Financial Associates, Inc., fka Register & Akers Investments, Inc., as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 20, 2010
Atlanta, Georgia

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009 and 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 28,378	$ 21,437
Securities owned (Note I)	11,385	532,968
Receivable from clearing broker-dealer	459,367	247,794
Other receivables	46,175	-
Furniture and office equipment, at cost, less accumulated depreciation of $300,289 and $286,852 (Note B)	19,198	24,657
Deposit with clearing broker	29,287	29,253
Other assets	90,567	67,822
Total assets	$ 684,357	$ 923,931

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
LIABILITIES		
Accounts payable	$ 10,579	$ 6,350
Accrued commissions and compensation	113,545	262,710
Due to clearing broker dealer	-	103,879
Unearned revenue	32,329	-
Retirement plan contribution (Note G)	15,000	-
Capital lease obligations (Note B)	13,129	16,458
Deferred rent (Note B)	2,600	35,099
Other accrued liabilities (Note F)	89,505	57,394
Total liabilities	276,687	481,890
STOCKHOLDER'S EQUITY (Notes C & H)		
Common stock, $1 par value, 20,000 shares authorized, 900 shares issued and outstanding	900	900
Additional paid-in capital	631,266	699,826
Retained earnings (deficit)	(224,496)	(258,685)
Total stockholder's equity	407,670	442,041
Total liabilities and stockholder's equity	$ 684,357	$ 923,931

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2009 And 2008

	2009	2008
REVENUES		
Commissions	$ 2,630,623	$ 2,761,570
Investment advisory services	515,597	275,108
Gains (losses) from investments	(115,848)	(118,635)
	3,030,372	2,918,043
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	1,603,215	1,674,322
Clearing costs	392,965	429,593
Communications	70,816	86,444
Occupancy	285,665	272,140
Other operating expenses	643,522	698,733
	2,996,183	3,161,232
NET INCOME (LOSS)	$ 34,189	$ (243,189)

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 34,189	$ (243,189)
Noncash items included in net income:		
Loss on securities owned	115,848	118,635
Depreciation	13,436	32,815
(Increase) in due from broker-dealer	(211,573)	(35,664)
(Increase) in other receivables	(46,175)	-
(Increase) in other assets	(22,745)	(18,016)
(Increase) in deposit with clearing broker	(34)	(714)
(Increase) in payables and accrued expenses	(112,825)	166,651
(Decrease) in deferred rent	(32,499)	(35,100)
Increase (Decrease) in accrued retirement plan contribution	15,000	(40,000)
(Decrease) in due to clearing broker	-	(20,711)
Increase in unearned revenue	32,329	-
NET CASH (USED) BY OPERATING ACTIVITIES	(215,049)	(75,293)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in securities owned, net	149,296	(68,796)
Purchase of property and equipment	(7,977)	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	141,319	(68,796)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	84,000	160,000
Repayment of capital lease obligations	(3,329)	(3,415)
NET CASH PROVIDED BY FINANCING ACTIVITIES	80,671	156,585

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2009 and 2008

	2009	2008
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,941	12,496
CASH AND CASH EQUIVALENTS:		
Beginning of year	21,437	8,941
End of year	$ 28,378	$ 21,437
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 2,160	$ 7,443
Property acquired under capital lease	$ -	$ 18,765
Distribution of marketable securities owned	$ 152,560	$ -

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 900	$539,826	$ (15,496)	$ 525,230
Capital contributions		160,000		160,000
Net income (loss)			(243,189)	(243,189)
Balance, December 31, 2008	900	699,826	(258,685)	442,041
Capital contributions		84,000		84,000
Distribution of securities owned		(152,560)		(152,560)
Net income			34,189	34,189
Balance, December 31, 2009	$ 900	$631,266	$(224,496)	$ 407,670

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is sales of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

The Company changed its name from Register & Akers Investments, Inc. to Register Financial Associates, Inc. in July 2008.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Securities Owned: Investments in securities owned consisted of options contracts at December 31, 2009 and common stocks at December 31, 2008. The investments are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Office Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Effective January 1, 2008, the Company elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholder.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B – LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under office premises operating leases is approximately the following:

2010	$ 117,000
2011	203,000
2012	216,000
2013	191,000
2014	225,000
Thereafter	397,000
	$ 1,349,000

Rent expense for the years ended December 31, 2009 and 2008 was approximately $268,000 and $253,000, respectively.

During 2002, the Company entered into a new office premises lease which contained a period of free rent. The deferred rent liability arose from allocation of the rent payments due in subsequent years to the free rent period.

Capitalized leases: The Company leases office equipment under capitalized leases that incepted in 2002, 2005 and 2008. Amortization expense for capitalized property was approximately $7,500 for 2009 and $19,000 for 2008. The net book value of the leased equipment was approximately $12,000 and $19,000 at December 31, 2009 and 2008, respectively.

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2009:

Year ending December 31:	
2010	$ 4,700
2011	4,700
2012	4,700
2013	1,000
Total minimum lease payments	15,100
Less amount representing interest	(1,971)
Present value of net minimum lease payments	$ 13,129

NOTE C – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $240,878 which was $140,878 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.1 to 1.0.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parities to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE E – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

REGISTER FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE E – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT (CONTINUE)

Amounts receivable from its clearing organization at December 31, 2009 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2009 and no allowance is required.

NOTE F – CONTINGENCIES

At December 31, 2009, the Company is subject to a disciplinary action by a regulator related to research reports. The accompanying financial statements contain a liability for $25,000, which represents the estimated cost to settle this matter.

NOTE G – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all employees. Company contributions are discretionary and employer contributions for 2009 and 2008 were $15,000 and $-, respectively.

NOTE H – RELATED PARTY TRANSACTIONS

Effective June 2008, the Company receives $550 monthly for use of office facilities from a broker dealer owned by the stockholder of the Company. The total received during 2009 was $6,600.

NOTE I – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE I – FAIR VALUE (CONTINUE)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for indential assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Fair Value Measurements December 31, 2009	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities Available for sale	$ 11,385	$ 11,385	$ -	$ -

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

SUPPLEMENTAL INFORMATION

SCHEDULE I
REGISTER FINANCIAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2009

NET CAPITAL:

Total stockholder's equity	$ 407,670
Less non-allowable assets:	
Furniture and office equipment, net of one-half of capital lease obligations	(12,634)
Other assets	(90,567)
Other receivables	(46,175)
Net capital before haircuts	258,294
Less haircuts:	
Money market assets	(6,030)
Worthless securities	(11,386)
Total haircuts	(17,416)
Net capital	240,878
Less required capital	(100,000)
Excess net capital	$ 140,878
Aggregate indebtedness	$ 276,687
Ratio of aggregate indebtedness to net capital	1.1 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009.

There is no significant difference between net capital above and net capital as reported in FOCUS report, Part IIA.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2009

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Register Financial Associates, Inc.

In planning and performing our audit of the financial statements of Register Financial Associates, Inc. for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Register Financial Associates, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 20, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Register Financial Associates, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Register Financial Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Register Financial Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Register Financial Associates, Inc.'s management is responsible for the Register Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045012 FINRA DEC
REGISTER FINANCIAL ASSOCIATES INC 12*12
3500 LENOX RD NE STE 1700
ATLANTA GA 30326-4236

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Scott Register 404.364.2180

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,117

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,683)
07/24/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,434

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,434

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,434

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
Register Financial Advisors, LLC (S) (CRD-143884)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Register Financial Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 10 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERM ATION OF "SIPC NET OPERATING EVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,408,949

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (excep foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accoun s. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting o distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and le al fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 261,438

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 255

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securi ies business. (See Instruction C):

sublease income 9,950

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 226,615 x .40 = 90,646

Enter the greater of line (i) or (ii) 90,646

Total deductions 362,289

2d. SIPC Net Operating Revenues $ 2,046,660

2e. General Assessment @ .0025 $ 5,117

(to page 1 but not less than $150 minimum)